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                                                             OMB APPROVAL
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FORM 3                                                OMB Number    3235-0104
                                                      Expires: December 31, 2001
                                                      Estimated average burden
                                                      hours per response.....0.5
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES


    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940


(Print or Type Responses)



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1. Name and Address of Reporting Person*                 2. Date of Event
                                                            Requiring
Marvell Technology                                          Statement
Group Ltd.                                                  (Month/Day/Year)
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  (Last)              (First)            (Middle)        10/16/00
c/o Marvell Semiconductor, Inc.                        -------------------------
645 Almanor Ave.                                         3. I.R.S.
-------------------------------------------------------     Indemnification
                      (Street)                              Number of Reporting
                                                            Person, if an entity
                                                            (voluntary)

Sunnyvale, CA 94086                                      77-0481679
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  (City)              (State)            (Zip)

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4. Issuer Name and Ticker or Trading Symbol
Galileo Technology Ltd. (GALT)
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5. Relationship of Reporting                       6. If Amendment, Date of
   Person(s) to Issuer                                Original (Month/Day/Year)
    (Check all applicable)
___ Director      _X_ 10% Owner                    -----------------------------
___ Officer (give ___ Other (specify  below)       7. Individual or Joint/Group
            title                                     Filing (Check Applicable
            below)                                    Line)
                                                   _X_ Form filed by One
    -----------------------                            Reporting Person
                                                   ___ Form filed by More than
                                                       One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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
1. Title of Security                              2. Amount of Securities
   (Instr. 4)                                        Beneficially Owned
                                                     (Instr. 4)
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3. Ownership                                       4. Nature of Indirect
   Form:  Direct                                      Beneficial Ownership
   (D) or Indirect                                    (Instr. 5)
   (I) (Instr. 5)
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
  5(b)(v).

                POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                                                     Page 1 of 3
                                                                          (Over)
                                                                 SEC 1473 (3-99)

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FORM 3 (CONTINUED)

      TABLE II--DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS,
                   WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security               2. Date Exer-            3. Title and Amount of Securities Underlying
   (Instr. 4)                                    cisable and              Derivative Security
                                                 Expiration               (Instr. 4)
                                                 Date
                                                 (Month/Day/Year)

                                              ---------------------------------------------------------------------
                                              Date        Expira-                                         Amount
                                              Exer-       tion                  Title                     of
                                              cisable     Date                                            Number
                                                                                                          of
                                                                                                          Shares
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Option to purchase                            (1)         (2)          Ordinary Shares                 5,371,720(3)
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


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4. Conversion or Exercise     5. Ownership Form of Derivative        6. Nature of Indirect
   Price of Derivative           Security:                              Beneficial Ownership
   Security                      Direct (D) or Indirect (I)             (Instr. 5)
                                 (Instr. 5)
-------------------------     --------------------------------       ------------------------
    $55.10(4)                              D
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

Explanation of Responses:

        See Page 3.

/s/ Weili Dai                                          10/24/00
------------------------                          -------------------
Executive Vice President                                 Date

** Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection
of information contained in this form are not required
to respond unless the form displays a currently valid OMB Number.    Page 2 of 3

Attachment to Form 3 of Marvell Technology Group Ltd. ("Marvell")
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Date of Event Requiring Statement: October 16, 2000
Issuer Name and Ticker or Trading Symbol: Galileo Technology Ltd. (GALT)

Explanation of Responses:

          On October 16, 2000, Marvell, Galileo Technology Ltd, and Toshack Acquisitions Ltd., an Israeli corporation and wholly-owned subsidiary of Marvell ("Acquisition"), entered into a Merger Agreement (the "Merger Agreement"), pursuant to which Acquisition will be merged into Galileo (upon satisfaction or waiver of certain conditions) and Galileo will be the surviving corporation (the "Merger"). Concurrently with the execution and delivery of the Merger Agreement, Galileo and Marvell entered into an option agreement pursuant to which Marvell was granted the option reported hereunder (the "Option").

     (1) The Option becomes exercisable by Marvell on or after the occurrence of certain triggering events defined in the option agreement and the Merger Agreement.

     (2) The Option will expire upon the earlier of (x) the Effective Time (as defined in the Merger Agreement), (y) the termination of the Merger Agreement in accordance with its terms, other than as a result of the occurrence of the specified triggering events and (z) the day that is the six-month anniversary of the date on which the Merger Agreement is terminated in accordance with its terms as a result of the occurrence of specified triggering events.

     (3) Or such other number of shares of Galileo as equals 12.5% of the outstanding shares of Galileo immediately prior to the time of exercise. Galileo is entitled to re-purchase from Marvell any number of shares up to this amount under certain conditions specified in the option agreement.

     (4) Subject to adjustment in accordance with the terms of the option agreement.

The Merger Agreement and the option agreement were filed by Marvell pursuant to Rule 425 of the Securities Act of 1933, as amended, on October 20, 2000.

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